Independent Auditor's Report
To the Board of Directors of
The Valley Forge Fund, Inc.

We have examined management's assertion about The Valley Forge Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 16, 2002 included in the accompanying Management Statement Regarding compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to ex-press an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and perfoming such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests performed as of July 16, 2002, and with respect to agreement of security purchases and sales, for the period from January 2, 2002 (the date of last examination) through July 16, 2002:

  - Count and inspection of all securities located in the vault of Commerce Bank in Valley Forge, PA without prior notice to management;

  - Confirmation of all securities held by Best Vest Investment Brokerage Services and Bear Stearns Co. Inc., in book entry form;

  - Reconciliation of all such securities to the books and records of the Company and Commerce Bank, Best Vest Investment Brokerage Services and Bear Stearns & Co. Inc.;

  - Agreement of eight security purchases and twenty security sales or maturities since the last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's com-pliance with specified requirements.

In our opinion, management's assertion that The Valley Forge Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of magement of The Valley Forge Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


Abington, Pennsylvania                                 /s/ Sanville & Company
July 17, 2002                                       Certified Public Accountants